================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              EMCARE HOLDINGS INC.
                           (Name of Subject Company)

                              EMCARE HOLDINGS INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  290810 10 9
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             ROBERT F. ANDERSON, II
                          CHIEF FINANCIAL OFFICER AND
                             SENIOR VICE PRESIDENT
                                1717 MAIN STREET
                                   SUITE 5200
                              DALLAS, TEXAS 75201
                                 (214) 712-2000
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                With a copy to:

                         IRWIN F. SENTILLES, III, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                1717 MAIN STREET
                                   SUITE 5400
                              DALLAS, TEXAS 75201
                                 (214) 698-3100

================================================================================

                      ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is EmCare Holdings Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1717 Main Street, Suite 5200, Dallas, Texas 75201. The title of the class of equity securities to which this Statement relates is the shares of common stock, par value $.01 per share, of the Company (the "Common Stock").

                       ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by EHI Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Laidlaw Inc., a Canadian corporation (the "Parent" or "Laidlaw"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated August 5, 1997 to purchase all outstanding shares (the "Shares") of the Common Stock at a price of $38.00 per Share, net to the seller in cash, without interest thereon (the "Offer Consideration") upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 29, 1997 (the "Merger Agreement") among the Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions to the Merger, the Purchaser shall be merged with and into the Company (the "Merger"), the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 99.1 to this Statement and is incorporated herein by reference. A copy of the press release issued by the Parent and the Company on July 30, 1997 is filed as Exhibit 99.2 to this Statement and is incorporated herein by reference.

     According to the Offer to Purchase, the principal executive offices of the Parent are located at 3221 North Service Road, Burlington, Ontario L7R 3Y8. The Purchaser's principal executive office is 669 Airport Freeway, Suite 400, Hurst, Texas 76053.

                        ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements, understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or any of their respective executive officers, directors or affiliates.

     (b)(1) Certain contracts, agreements, arrangements or understandings between the Company and its executive officers, directors and affiliates are described in the Company's Proxy Statement dated April 4, 1997 for its 1997 Annual Meeting of Stockholders (the "1997 Proxy Statement") under the captions "Board of Directors Meetings and Committees," "Executive Compensation," and "Certain Transactions." A copy of the 1997 Proxy Statement is filed as Exhibit
99.3 to this Statement and, other than the information contained under the headings "Report of the Compensation Committee" and "Performance Graph," is incorporated herein by reference.

EMPLOYMENT AGREEMENTS

     Each of Leonard M. Riggs, Jr., M.D., the Chairman of the Board and Chief Executive Officer of the Company, and William F. Miller, III, the President and Chief Operating Officer of the Company, have severally agreed to enter into an Employment Agreement with the Company immediately following the acceptance of the Shares pursuant to the Offer. A copy of the proposed forms of employment agreement with

Dr. Riggs and Mr. Miller are filed as Exhibits 99.4 and 99.5, respectively, to this Statement and are incorporated herein by reference.

     Under the terms of these agreements, Dr. Riggs and Mr. Miller will be paid a base salary of not less than $325,000 per year, and will be eligible for an annual bonus in the amount of $800,000 subject to the Company achieving earnings growth at the level agreed to by the executive and the Chief Executive Officer of Laidlaw, and shall remain eligible for this annual bonus for five years. Should the Company, in any year, not achieve the specified earnings target, but achieve 80% of the target, the executive shall be entitled to receive 50% of the annual bonus plus a percentage of the balance equal to the percentage of the target achieved between 80% and 100%. Should the executive remain employed by the Company for five years and not have received the maximum bonus in each of the five years, the executive shall be eligible for an additional bonus not to exceed the aggregate unpaid amounts, in accordance with criteria agreed to by the executive and the Chief Executive Officer of Parent.

     In order to induce the executive to remain in his position with the Company following the Offer and the Merger, the Company will pay or cause to be paid to each executive a retention bonus ($799,297 in the case of Dr. Riggs and $786,544 in the case of Mr. Miller) upon execution of the employment agreement. The executive is entitled to receive a pro rata portion of the 1997 fiscal bonus to August 31, 1997, determined on a basis consistent with previous years, payable at the time other annual bonuses are paid to executives, and shall not exceed $110,000.

     The agreements also provide that each of Dr. Riggs and Mr. Miller will be granted, as soon as practicable following execution of his respective employment agreement, an option to purchase 30,000 of Parent's common shares at an exercise price equal to the fair market value of such common stock at the time of grant, such options to vest consistent with the terms of the Parent stock option plan under which such options are issued.

STOCK OPTIONS

     Under the terms of the Merger Agreement, each holder of an option to purchase Common Stock who executes an agreement to cancel such option shall be entitled to receive as soon as practicable thereafter from the Company in consideration for such cancellation an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of shares of Common Stock previously subject to such option multiplied by (ii) the excess, if any, of the per share amount paid to holders tendering their shares in the Offer over the exercise price per share of the Common Stock previously subject to such option.

INDEMNIFICATION UNDER DELAWARE LAW, THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS AND THE MERGER AGREEMENT

     The Company is a Delaware corporation. The General Corporation Law of the State of Delaware (the "DGCL") generally provides that a corporation may indemnify an officer or director who was, is or is threatened to be made a party to any threatened, pending or completed action by reason of the fact that he is or was a director, officer or employee of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The Amended and Restated Certificate of Incorporation of the Company, provides that no person shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, in respect of certain unlawful dividend payments or stock purchases or redemptions or for any transaction from which the director derived an improper personal benefit.

     The Amended and Restated Bylaws of the Company provide that each person who at any time is or was a director or officer of the Company, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "Proceeding"), by reason of the fact that such person is or was a director or officer of the Company, whether the basis of a Proceeding is alleged action in such person's official capacity or in another capacity while holding such office, shall be indemnified by the Company to the fullest extent authorized by the DGCL against all expense, judgments, fines and amounts paid in settlement (including attorneys' fees) actually and reasonably incurred or suffered by such person in connection with a Proceeding so long as a majority of a quorum of disinterested directors, the stockholders or legal counsel through a written opinion determines that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. Such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder and shall inure to the benefit of his or her heirs, executors and administrators. The Amended and Restated Bylaws also contain certain provisions designed to facilitate receipt of such benefits by any such persons, including the prepayment of any such benefits.

     The current employment agreements of the Company with Dr. Riggs and Mr. Miller provide that the Company will indemnify them to the full extent permitted by applicable law for all liabilities and expenses that they incur in any proceeding involving them by reason of their having been a director, officer or other representative of the Company. The Company must also advance funds to Dr. Riggs and Mr. Miller to cover their reasonable counsel fees and other costs associated with their defense of any such proceeding, provided that they agree to repay any amounts advanced if they are not ultimately entitled to indemnification by the Company.

     The Company maintains a directors' and officers' liability insurance policy to insure its directors and officers against losses resulting from wrongful acts committed by them in their capacities as directors and officers of the Company, including liabilities arising under the Securities Act.

     The Merger Agreement provides that the Surviving Corporation shall keep in effect the provisions in its Certificate of Incorporation and Bylaws containing the provisions with respect to indemnification and exculpation set forth in the Amended and Restated Certificate of Incorporation and the Bylaws of the Company on the date of the Merger Agreement. These provisions may not be amended, repealed or otherwise modified for a period of six years from the date of the Merger in any manner that would adversely affect the rights of those who were directors, officers, employees or agents of the Company at the date of the Merger, unless such modification is required by law.

     The Merger Agreement provides that the Company shall, to the fullest extent permitted under applicable law or under the Company's Amended and Restated Certificate of Incorporation or Bylaws, and, after the date of the Merger, Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or Bylaws, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (together with their respective successors, assigns, heirs, executors, administrators and representatives, collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities incurred in connection with, and amounts paid in settlement of, any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and wherever asserted brought or filed, arising out of or pertaining to any acts or omissions or alleged acts or omissions by them in their capacity as such, in each case for a period of six years after the date of the Merger Agreement, including, without limitation, the transactions contemplated by the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the date of the Merger), (i) any counsel retained by the Indemnified Parties for any period after the date of the Merger shall be reasonably satisfactory to the Surviving Corporation, (ii) after the date of the Merger, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The

Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict between the positions of any two or more Indemnified Parties. Such indemnity agreements of Parent and the Surviving Corporation shall extend, on the same terms to, and shall inure to the benefit of and shall be enforceable by, each person or entity who controls, or in the past controlled, any present or former director, officer or employee of the Company or any of its subsidiaries.

     The Merger Agreement provides that the Surviving Corporation shall honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements with the Company's directors and officers existing at or before the date of the Merger.

     Pursuant to the Merger Agreement, for a period of five years after the date of the Merger, Parent shall cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms (including the amounts of coverage and the amounts of deductibles, if any) that are comparable to the terms now applicable to directors and officers of Parent, or, if more favorable to the Company's directors and officers, the terms now applicable to them under the Company's current policies; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 300% of the annual premium currently paid by the Company for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 300% of the annual premium.

     Under the Merger Agreement, from and after the Merger, Parent shall guarantee the obligations of the Surviving Corporation under the provisions of the Merger Agreement relating to indemnification and directors' and officers' liability insurance.

     (b)(2) On July 29, 1997, the Company, Parent and the Purchaser entered into the Merger Agreement. Concurrently therewith, Parent, Purchaser, Dr. Riggs and Mr. Miller entered into an agreement pertaining to Shares held by each of Dr. Riggs and Mr. Miller (the "Tender Agreements") and a Stock Purchase Agreement. Copies of each of the Tender Agreement and the Stock Purchase Agreement are filed as Exhibit 99.6 and 99.7, respectively, and are incorporated herein by this reference. The following summaries of certain provisions of the Merger Agreement, the Tender Agreement, the Stock Purchase Agreement and the Confidentiality Agreement (as defined below) are qualified in their entirety by reference to the full text of the Merger Agreement, the Tender Agreement, the Stock Purchase Agreement and the Confidentiality Agreement, respectively.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference. Capitalized terms not otherwise defined in the following summary of certain provisions of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement. In particular, when the term Material Adverse Effect is used herein it has the meaning as defined in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may in its sole discretion waive, in whole or in part, at any time or from time to time, any condition (other than the Minimum Condition, and the conditions that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") shall have expired or been terminated and that the Merger Agreement shall not have been terminated in accordance with its terms, which conditions may not be waived without the prior written consent of the Company), increase the price per Share payable in the Offer or make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by the Company in writing, no change may be made that decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes conditions to the Offer in addition to those set forth in the Merger Agreement or amends or modifies such conditions, amends any other terms or conditions of the Offer or that is otherwise adverse to holders of Shares. Purchaser, subject to the conditions of the Offer, shall accept for payment and pay for Shares which have been validly tendered and not withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law; provided that, if the number of Shares that have been validly tendered and not withdrawn represent less than 90% of the Company's outstanding voting power (assuming the exercise of all outstanding options and rights to purchase Shares), Purchaser may extend the Offer up to the fifth business day following the date on which all conditions to the Offer shall first have been satisfied or waived, provided that if Purchaser so extends the Offer, its obligation to purchase the Shares tendered pursuant to the Offer shall be unconditional. The Merger Agreement provides that if all offer conditions set forth in the Merger Agreement are not satisfied on the initial expiration date of the Offer, Acquisition shall extend (and re-extend) the Offer through October 31, 1997 to provide time to satisfy such conditions.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof and the Delaware Law, the Purchaser shall be merged with and into the Company as soon as practicable after satisfaction or waiver of the conditions set forth in the Merger Agreement (the "Effective Time"). The Merger shall become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, each issued and outstanding Share (other than Shares owned directly or indirectly by Laidlaw or any of its subsidiaries or by the Company as treasury stock, and other than Shares owned by stockholders who have properly exercised rights of appraisal under Delaware Law) will be converted into the right to receive the greatest amount per Share paid pursuant to the Offer, without interest, and the issued and outstanding shares of common stock of the Purchaser will be converted into validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation in an amount equal to the number of Shares outstanding on the date of the Merger Agreement.

     The Merger Agreement provides that the certificate of incorporation and Bylaws of the Purchaser at the Effective Time will be the certificate of incorporation and Bylaws of the Surviving Corporation until amended in accordance with applicable law. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation, and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

     Company Stock Options. At the Effective Time, each outstanding option to purchase Shares (a "Company Stock Option"), whether or not then vested and exercisable, shall become vested and exercisable. Each holder of a Company Stock Option who executes an agreement to cancel such Company Stock Option shall be entitled to receive as soon as practicable from the Company, in consideration for such cancellation, an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of shares previously subject to such Company Stock Option multiplied by (ii) the excess, if any, of the Offer Consideration over the exercise price per share of the Company Common Stock previously subject to such Company Stock Option.

     The Company's Board of Directors. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company that equals the product of (i) the total number of directors on the Board and (ii) the percentage that the number of Shares owned by the Purchaser and its affiliates (including Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares, provided that at all times there shall be at least two directors who are not designees of Purchaser and the number of directors shall not be more than 10 nor less than six. The Company has agreed, upon request of the Purchaser, promptly either to increase the size of the Board, to the extent permitted by the Company's Certificate of Incorporation and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser's designees to be elected to the Board and to cause the Purchaser's designees to be so elected. The Merger Agreement also provides that following the election or appointment of Purchaser's designees to the Company's

Board of Directors any amendment of the Merger Agreement or any amendment to the Certificate of Incorporation or Bylaws of the Company inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations or other acts of Laidlaw or Purchaser or any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the directors of the Company (or the concurrence of the director, if there is only one remaining) then in office who are not designees of the Purchaser or employees of the Company. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder.

     Stockholder's Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger and subject to the fiduciary duties of the Board under applicable law (as determined in good faith after consultation with independent counsel), duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the consummation of the Offer for the purpose of considering and taking action upon the Merger Agreement. The Proxy Statement shall include the recommendation of the Board that stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby (provided, however, that such recommendation may be modified or withdrawn as provided in the Merger Agreement or if the Board determines in good faith, and after consultation with independent counsel, that such action is necessary to properly discharge its fiduciary duties).

     Interim Operations. In the Merger Agreement, the Company has agreed that, except as otherwise agreed in writing by Laidlaw, prior to the Effective Time, the businesses of the Company and the Company Subsidiaries (as defined in the Merger Agreement) shall be conducted only in the ordinary course of business consistent with past practice, the Company will use reasonable commercial efforts to preserve substantially intact its business organization, keep available the services of the present officers, employees and consultants of the Company and the Company Subsidiaries, and preserve the present relationships of the Company and the Company Subsidiaries with customers, suppliers, and other persons with which the Company or any of the Company Subsidiaries has significant business relations. In addition, except as expressly contemplated by the Merger Agreement or without the prior written consent of Laidlaw, each of the Company and the Company Subsidiaries will not:

          (a) amend or otherwise change the Certificate of Incorporation or Bylaws of the Company or any of the Company Subsidiaries;

          (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in the Company (except for (i) the issuance of shares of Company Common Stock issuable pursuant to any stock option or other agreement approved in the Merger Agreement; and (ii) the grant of options under the Company's Stock Plan consistent with past practice and the issuance of shares upon exercise thereof);

          (c) sell, pledge, dispose of or encumber any assets of the Company or any Company Subsidiary, except for (i) sales of assets in the ordinary course of business in a manner consistent with past practice, (ii) disposition of obsolete or worthless assets, (iii) sales of immaterial assets not in excess of $500,000, and (iv) encumbrances on assets to secure purchase money financings of equipment and capital improvements and in connection with the financing of Permitted Acquisitions (as hereafter defined);

          (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Company Subsidiary may declare and pay a dividend or make advances to its parent or the Company, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any Company Subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities including, without limitation, shares of Company Common Stock or any option, warrant or right, directly or indirectly, to acquire shares of Company Common Stock, or propose to do any of the foregoing, except for the acceleration of options pursuant to the terms of the Company Stock Plan and the net exercise of such options, or as approved in the Merger Agreement.

          (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof other than emergency health care providers, emergency physician practice management groups or other emergency health care entities, in each case located in the United States ("Permitted Acquisitions"); provided that the total consideration paid for all such acquisitions completed after the date of the Merger Agreement shall not exceed $12 million; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person except in the ordinary course of business consistent with past practice or in connection with purchases of equipment or capital improvements or Permitted Acquisitions, or make any loans or advances (other than loans or advances to or from direct or indirect wholly owned Company Subsidiaries or in connection with Permitted Acquisitions), (iii) except as approved in the Merger Agreement, enter into or amend any Material Contract (as defined in the Merger Agreement) other than in the ordinary course of business or where such contract or amendment would not have a Company Material Adverse Effect (as defined in the Merger Agreement); or (iv) authorize any capital expenditures or purchase of fixed assets (but excluding Permitted Acquisitions) which are, in the aggregate, in excess of $2,000,000 for the Company and the Company Subsidiaries taken as a whole;

          (f) except as approved in the Merger Agreement or, in each case, as may be required by law or in ordinary course consistent with past practice, increase the compensation payable or to become payable to its officers or employees, except in accordance with past practice or in the ordinary course of business, grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees;

          (g) change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);

          (h) except as would not result in a Company Material Adverse Effect, make any tax election inconsistent with past practice or settle or compromise any federal, state, local or foreign tax liability or agree to an extension of a statute of limitations, except to the extent the amount of any such settlement has been reserved for in the financial statements contained in the Company SEC Reports filed prior to the date of the Merger Agreement; and

          (i) take, or agree in writing to take, any of the actions described above, or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect in any material respect or prevent the Company from performing or cause the Company not to perform in any material respect its covenants under the Merger Agreement.

     No Solicitation. In the Merger Agreement the Company has agreed that it shall not, directly or indirectly, take (nor shall the Company authorize or permit any Company Subsidiary or its or their officers, directors, employees, representatives, investment bankers, financial advisors, attorneys, accountants or other agents, to take) any action to (i) solicit or initiate the submission of any Business Combination Proposal, (ii) enter into any agreement with respect to any Business Combination Proposal or (iii) participate in any negotiations with, or furnish any non-public written information to, any person in connection with any proposal that constitutes, or may reasonably be expected to lead to, any Business Combination Proposal; provided, however, that the Company may (A) participate in negotiations with or furnish information to any persons or group (other than Parent or an affiliate of Parent) (a "Third Party") that makes a Business Combination

Proposal not so solicited that the Board determines may reasonably be expected to result in a Superior Proposal or if the Board determines, in good faith and after consultation with independent counsel, that such action is required in order to discharge properly its fiduciary duties, and enter into any confidentiality agreement or standstill agreement with such Third Party in connection with such a Business Combination Proposal, (B) comply with Rule 14e-2 promulgated under the Exchange Act with regard to any Business Combination Proposal (assuming that such Business Combination Proposal includes a tender offer requiring the Company's response pursuant to such Rule), (C) withdraw or modify its recommendation of the Offer and the Merger if there exists a Business Combination Proposal that is a Superior Proposal or if the Board determines, in good faith and after consultation with of independent counsel, that such action is required to discharge properly its fiduciary duties, and (D) recommend to its stockholders a Business Combination Proposal if it is a Superior Proposal or if the Board determines, in good faith and after consultation with independent counsel, that such action is required to discharge properly its fiduciary duties. A "Business Combination Proposal" means, with respect to the Company, the commencement of any tender or exchange offer, any bona fide, written proposal for a merger, consolidation or other business combination involving the Company or any Company Subsidiary or any other bona fide, written proposal or offer to enter into a Business Combination or any public announcement of a proposal, plan or intention to do any of the foregoing. "Superior Proposal" means any Business Combination Proposal for which any required financing is supported by reasonable commitments and which the Board determines in good faith will be more favorable to the Company's stockholders than the Offer and the Merger. The term "Business Combination" means the occurrence of any of the following events: (a) the Company or any Company Subsidiary is acquired by merger or otherwise by any Third Party; (b) the Company or any Company Subsidiary enters into an agreement with a Third Party that contemplates the acquisition of 35% or more of the total assets of the Company and the Company Subsidiaries taken as a whole; (c) the Company enters into a merger or other agreement with a Third Party that contemplates the acquisition of beneficial ownership of more than 35% of the outstanding shares of the Company's capital stock; or (d) a Third Party acquires more than 35% of the outstanding shares of the Company's capital stock. The Company has agreed to promptly advise Parent of any request for non-public written information or of any Business Combination Proposal, the material terms and conditions of such request or Business Combination Proposal, and the identity of the person making any such request or Business Combination Proposal and to shall keep Parent reasonably informed of the status and details of any such request or Business Combination Proposal informed of the status and details of any such request or Business Combination Proposal.

     Directors' and Officers' Insurance; Indemnification. The Merger Agreement's provisions relating to indemnification and insurance are described above in Item 3.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of the Company, Parent and the Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) the Purchaser shall have purchased shares pursuant to the Offer; (ii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or applicable to the Merger which makes the consummation of the Merger illegal; and (iv) there shall not be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction that prohibits or limits Parent from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Parent or any Parent Subsidiary (as defined in the Merger Agreement) of all or a material portion of the business or assets of Parent or any Parent Subsidiary, or seeking to compel Parent or any Parent Subsidiary to dispose of or hold separate all or any material portion of the business or assets of Parent or any Parent Subsidiary (including the Surviving Corporation and its subsidiaries), as a result of the Merger or the transactions contemplated by the Merger Agreement.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, the organization, existence and good standing of the Company, the Company's Subsidiaries and Professional Associations; capitalization; compliance with law and governmental permits; the Company's SEC filings and its financial statements; the absence of certain changes or events; the absence of undisclosed liabilities; the absence of litigation; employee benefit plans and employment agreements; labor matters; restrictions on business activities; title to property; taxes; intellectual property; interested party transactions; insurance; healthcare regulatory compliance; opinion of financial advisor; brokers fees; the applicability of
Section 203 of the Delaware Law; and the adequacy of information provided for the Schedule 14D-9 and Offer Documents.

     The Parent and the Purchaser have also made customary representations and warranties to the Company with respect to, among other things, the organization, existence and good standing of the Parent and the Purchaser; the adequacy of information provided for the Offer Documents, Schedule 14D-9 and Proxy Statement; the absence of any prior activities by Purchaser and the availability to Purchaser of adequate funds to satisfy its obligation to pay the Offer Consideration and the Merger Consideration.

     Termination; Fees. The Merger Agreement may be terminated and the transaction abandoned at any time prior to the Effective Time, notwithstanding the approval by the stockholders of the Company, (a) by mutual written consent duly authorized by the Boards of Directors of Parent, the Purchaser and the Company; (b) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the right to terminate the Merger Agreement under this provision shall not be available to any party who has not complied with its obligations to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, to obtain in a timely manner all material waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied in all material respects all conditions precedent to its obligations under the Merger Agreement and such noncompliance materially contributed to the issuance of any such order, decree or ruling or the taking of such action); (c) by either Parent or the Company if Purchaser shall have failed to accept for purchase and pay for Shares pursuant to the Offer by October 31, 1997 (provided that the right to terminate the Merger Agreement under this provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in any of the circumstances described in this provision before such date); (d) by Parent or the Company, prior to the purchase of Shares pursuant to the Offer, if the Board shall withdraw, modify or change its approval or recommendation of the Offer, the Merger Agreement or the Merger in a manner adverse to Parent; (e) by the Company, prior to the purchase of Shares pursuant to the Offer, (i) if any representation or warranty of the Parent or Purchaser set forth in the Merger Agreement shall be untrue in any material respect when made, or (ii) upon a breach in any material respect of any covenant or agreement on the part of Parent or the Purchaser set forth in the Merger Agreement; (f) by the Company, if the Offer shall have expired or shall have been withdrawn, abandoned or terminated without Purchaser purchasing any Shares pursuant thereto; or (g) by the Parent, if Purchaser shall have terminated the Offer without purchasing any Shares thereunder in accordance with the terms of the Offer, provided Parent may not terminate the Agreement pursuant to this provision if Purchaser has failed to purchase the Shares in the Offer in breach of the terms thereof.

     If the Merger Agreement is terminated as described in clause (d) above, the Company has agreed (provided that Parent or Purchaser is not then in material breach of its obligations under the Merger Agreement), promptly after the termination of the Merger Agreement, to reimburse Parent and Purchaser for all documented out-of-pocket expenses and fees (including, without limitation, fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants to Purchaser and its affiliates), whether incurred prior to, on or after the date of the Merger Agreement, in connection with the Offer, the Merger and the consummation of all transactions contemplated by the Merger Agreement; provided that in no event shall Company be required to pay in excess of an aggregate of $1,500,000 pursuant to this provision. If the Merger Agreement is terminated as described in clause (d) above and within twelve months following the date of such termination the Company either (x) consummates with any Third Party a transaction the proposal of which would otherwise qualify as a Business Combination Proposal or (y) enters into a definitive agreement with a Third Party with respect to a transaction the proposal of which would otherwise qualify as a Business Combination Proposal, then the Company shall promptly pay to Parent a fee of $6,275,000, less any amounts paid by the Company pursuant to the provision described in the preceding paragraph.

     Guaranty. The Merger Agreement provides that the Parent guarantees the full and punctual performance by the Purchaser of the obligations of the Purchaser under the Merger Agreement.

THE TENDER AGREEMENT

     The following is a summary of certain provisions of the Tender Agreement. Such summary is qualified in its entirety by reference to the Tender Agreement, a copy of which is filed herewith as Exhibit 99.6 and is incorporated herein by reference.

     Agreement to Tender; Proxy. Dr. Riggs and Mr. Miller (each a "Seller") have each severally agreed (the "Tender Agreement") that he will promptly tender pursuant to the terms of the Offer, and not withdraw, the Shares of which he is the holder or beneficial owner, or over which he has dispositive and voting authority (the "Seller's Shares"). Pursuant to the Tender Agreement, each Seller has granted to Purchaser, James R. Bullock, the President and Chief Executive Officer of Parent, and Ivan R. Cairns, the Senior Vice President and General Counsel of Parent, or any of them, each with full power of substitution, a proxy to exercise all voting and other rights with respect to such Seller's shares, including without limitation, with respect to the Merger and the other matters contemplated by the Merger Agreement.

     Representations and Warranties. In the Tender Agreement, each Seller has made customary representations and warranties to the Purchaser and the Parent, including as to the ownership of the shares subject to such agreement. The Purchaser and the Parent have also made customary representations and warranties to each Seller.

     No Negotiations. The Tender Agreement provides that each Seller will not, directly or indirectly, (i) initiate, contract with, solicit or enter into negotiations with any corporation, partnership, person or other entity concerning any possible proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or (ii) furnish any internal nonpublic financial or business information to any corporation, partnership, person or other entity (a "Third Party") in connection with any Acquisition Proposal (as defined); and each Seller severally agrees to notify Purchaser immediately if any discussions or negotiations are sought to be initiated, or any such information is requested, with respect to an Acquisition Proposal or potential Acquisition Proposal or if any Acquisition Proposal is received or indicated to be forthcoming. The term "Acquisition Proposal" means the occurrence of any of the following events: (a) the Company or any Company Subsidiary is acquired by merger or otherwise by any Third Party; (b) the Company or any Company Subsidiary enters into an agreement with a Third Party that contemplates the acquisition of 35% or more of the total assets of the Company and the Company Subsidiaries taken as a whole; (c) the Company enters into a merger or other agreement with a Third Party that contemplates the acquisition of beneficial ownership of more than 35% of the outstanding shares of the Company's capital stock; or (d) a Third Party acquires more than 35% of the outstanding shares of the Company's capital stock.

     Other Transactions. Each Seller has severally agreed that such Seller shall not engage in any action or omission that would have the effect of preventing or disabling such Seller from delivering the Shares of such Seller to Purchaser or otherwise performing such Seller's obligations under the Tender Agreement or causing any representation or warranty to be untrue. Without limiting the foregoing, each Seller severally agrees not to sell or transfer, or agree to sell or transfer, any of the Shares of such Seller or any interest in such Shares, and shall keep such Shares free and clear of all liens, charges and encumbrances and voting agreements, commitments, agreements, understandings and arrangements of every kind and shall not give any proxy with respect to the voting power of such Shares.

     Employment Agreements. Each Seller severally agreed to enter into an Employment Agreement with the Company immediately following the acceptance of the Shares pursuant to the Offer. The terms of such employment agreements are described in Item 3.

     Termination. The Tender Agreement terminates at the earliest of (a) the time mutually agreed to by Purchaser, Parent and the Sellers expressed in writing or (b) so long as Sellers are not in default under the Tender Agreement, the termination of the Merger Agreement in accordance with its terms.

     Fiduciary Duty. The Tender Agreement provides that nothing therein shall in any way affect any action taken by any director or executive officer of the Company that is required to be taken in order to discharge properly their fiduciary duties to the Company.

STOCK PURCHASE AGREEMENT

     The following is a summary of certain provisions of the Stock Purchase Agreement. Such summary is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 99.7 and incorporated herein by reference.

     Pursuant to the Stock Purchase Agreement, dated as of July 29, 1997, among Parent, Dr. Riggs and Mr. Miller, (a) Parent has agreed to sell to Dr. Riggs, and Dr. Riggs has agreed to purchase, a number of common shares of Parent ("Parent Common Shares") determined by dividing $7,000,000 by the Market Price (as defined below) and (b) Parent has agreed to sell to Mr. Miller, and Mr. Miller has agreed to purchase, a number of Parent Common Shares determined by dividing $3,000,000 by the Market Price, in each case for cash at a price per share equal to the Market Price. The Market Price is the closing sale price of Parent Common Shares on the New York Stock Exchange on the trading day immediately preceding the day of closing. The closing will take place immediately following the acceptance of Shares by Purchaser pursuant to the Offer, or at such other time as Parent and Dr. Riggs and Mr. Miller may agree in writing.

     Transfer Restrictions. None of the Parent Common Shares purchased pursuant to the Stock Purchase Agreement shall be sold, pledged, assigned or otherwise transferred, voluntarily or involuntarily, by the purchasers except (a) on the first anniversary of the date of the Stock Purchase Agreement, the restrictions on transfer shall lapse with respect to 10% of the shares of Parent Common Shares purchased; (b) on the second anniversary of the date of the Stock Purchase Agreement, the restrictions on transfer shall lapse with respect to an additional 10% of the shares of Parent Common Shares purchased, and (c) on the third anniversary of the date of the Stock Purchase Agreement, the restrictions on transfer shall lapse with respect to all remaining Parent Common Shares. The restrictions on transfer do not apply with respect to transfers pursuant to applicable laws of descent and distribution or to transfers among the purchaser's spouse and descendants and any trust or partnership solely for the benefit of such purchaser or such purchaser's spouse or descendants, provided that the restrictions will continue to be applicable to the shares of Parent Common Shares after such transfer and the transferees of such shares shall agree in writing to be bound by the provisions of the Stock Purchase Agreement. The restrictions terminate upon the first to occur of the death of such purchaser and the sale of the Company by Parent (whether by stock or asset sale, merger or otherwise). Additionally, the Parent Common Shares will not be registered under the Securities Act and cannot be sold unless subsequently registered or unless an exemption from such registration is available.

     Representations and Warranties. The Parent has made customary representations and warranties to Dr. Riggs and Mr. Miller, including that the certain reports filed by the Parent with the SEC did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made not misleading. Dr. Riggs and Mr. Miller have each severally made customary representations and warranties to Parent, including as to the access to information concerning Parent, his status as an "accredited investor" and that the Parent Common Shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act. The Parent has agreed to continue to file all reports, schedules, forms, statements and other documents in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

THE CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Confidentiality Agreement such summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 99.8 and is incorporated herein by reference.

     On May 21, 1997 American Medical Response, Inc. ("AMR"), an indirect wholly-owned subsidiary of Parent, entered into a confidentiality agreement with the Company pursuant to which, among other things, Parent agreed to treat as confidential certain information provided by or on behalf of the Company and agreed that, for a period of two years, unless specifically invited in writing by the Board of Directors of the Company, not to (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or any other extraordinary transaction with respect to the Company or any of its subsidiaries or (iv) any solicitation of proxies (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a "group" (as defined in the Exchange Act),
(c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors of policies of the Company, (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above, or (e) enter into any discussions or arrangements with any third party with respect to the foregoing.

                   ITEM 4. THE SOLICITATION OR RECOMMENDATION
                           OF THE BOARD OF DIRECTORS

  (a) Recommendation.

     At a meeting held on July 28, 1997, the Board of Directors of the Company unanimously approved the Offer and the Merger, determining that the terms of the Offer and the Merger (including the offer price of $38.00 per Share in cash) are fair to the stockholders of the Company and are in the best interests of the Company's stockholders. At such meeting, the Board also unanimously adopted a resolution recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. In addition, the Board unanimously approved the form of the Merger Agreement. Copies of a press release and a letter from the Board to the Company's stockholders concerning the Offer, the Merger Agreement and the Board's recommendations are filed as Exhibits 99.2 and 99.9, respectively, to this Statement and are incorporated herein by reference.

  (b) Background and Reasons for the Recommendation.

     The Company's strategic plan has traditionally included acquisitions. As a consequence, the Company's management and its Board have from time to time discussed the trend of consolidations in the healthcare industry and, in particular, the Company's reliance on acquisitions for continued growth. In addition to the acquisitions of the size it has traditionally made, the Company has from time to time considered or responded to invitations for bids in connection with the sales of other larger healthcare companies involved in the delivery of emergency healthcare management services. The Company has not acquired any of these larger companies.

     During the second half of 1996, the Company's management was approached by other companies regarding the desirability of a merger with or acquisition of the Company. From time to time, the Company's management had informal, preliminary discussions with representatives of such companies, but none of these discussions resulted in a merger or acquisition proposal.

     In September 1996, representatives of a healthcare company ("Party A") inquired of Company management whether the Company had any interest in merging and as to the status of a civil lawsuit brought by the United States Department of Justice then pending against the Company involving the billing practices of an outside vendor (the "DOJ Lawsuit"). Prior to meeting with such representatives, Dr. Riggs consulted with members of the Company's Board and was advised that although the Company was not for sale, in their judgment it would be advisable to have a conversation with representatives of Party A regarding its interest in the Company. After discussions with the Company, Party A advised that it would be interested in further discussions with the Company concerning a merger if the DOJ Lawsuit was settled. Subsequently, directors of the Company confirmed the absence of an interest of Party A in a combination with the Company until after the settlement of the DOJ Lawsuit in conversations with an executive officer of Party A.

     Also in September 1996, Dr. Riggs had conversations with a representative of another healthcare company ("Party B") that suggested to him that Party B might at some point be interested in a combination with the Company. However, none of such conversations were substantive, although Dr. Riggs did report to the Board his view of such possible interest.

     As a result of the expressions of interest from Party A and Party B, in September 1996 Company management contacted Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). DLJ provided management with advice concerning the Company's strategic alternatives, including the acquisition process, and information concerning Party A, Party B and another healthcare company and the Company's position in the healthcare industry.

     At a meeting held on November 21, 1996, the Board discussed the continued need for the Company to make acquisitions in an increasingly competitive and consolidating industry. It was the consensus of the Board at such time that it might be in the best interest of the Company to consider the possibility of a merger or other combination with a significant company in the healthcare industry in order to become part of a larger entity providing a broader array of services. After the meeting, Company management sought additional advice from DLJ to assist the Company if the prior approaches were renewed and to consider other companies that might have an interest in the Company in the future.

     In December 1996, DLJ reported to Company management with respect to the Company's strategic alternatives, including possible business combination partners as well as the potential benefits of a securities offering to refinance outstanding indebtedness and provide significant capital for its future growth. In January 1997, the Company formally retained DLJ to provide investment banking services in connection with any business combination involving the Company.

     Also in December 1996, Dr. Riggs was contacted by an executive officer of another healthcare company concerning the possibility of a merger and ultimate sale of the combined companies to a third party. Such executive officer had previously mentioned to Dr. Riggs that a combination with the Company would be advantageous. Such executive officer subsequently contacted Dr. Riggs about the possibility of a combination once the DOJ Lawsuit was settled. No acquisition proposals were made during such contacts.

     In December 1996, Company representatives were invited to meet with representatives of AMR in Denver to acquaint its management with a history of the Company and for AMR to discuss its concept of pathways in emergency medicine. At such meeting, the Company's representatives made a presentation of certain of the Company's publicly available information, and representatives of AMR provided information with respect to its operations. At such time, AMR's management inquired as to whether the Company would have any interest in being acquired. Company management responded that it was not then actively seeking a sale, but stated that the Company would give consideration to a meaningful proposal. Company management further advised that it was not prepared to pursue seriously any discussions in this regard, however, until the settlement of the DOJ Lawsuit.

     On January 21, 1997, Dr. Riggs was telephoned by Party A management to express Party A's general interest in pursuing a stock merger with the Company which would be treated as a pooling of interests for accounting purposes. Dr. Riggs advised that, while the Company would give consideration to a meaningful proposal, it was not then interested in pursuing serious conversations because of its ongoing discussions regarding settlement of the DOJ Lawsuit.

     On February 5, 1997, James R. Bullock, the President and Chief Executive Officer of Laidlaw, which at such time had agreed to (and subsequently did) acquire AMR, and Paul T. Shirley, the President and Chief

Executive Officer of AMR, met, at the request of Laidlaw and AMR, with the Company management in Dallas. At such time, the Company made a presentation of publicly available information concerning the Company. Mr. Bullock inquired as to the Company's interest in being acquired by Laidlaw. Dr. Riggs responded that the Company was not then in a position to pursue seriously discussions concerning a combination until a settlement of the DOJ Lawsuit, which the Company expected in a matter of weeks. No acquisition proposal was presented by Laidlaw during this meeting.

     On February 12, 1997, the Company had announced that it had reached an agreement in principle to settle the DOJ Lawsuit for $7,750,000, plus an additional $250,000 in attorneys' fees.

     At its meeting on February 18, 1997, the Board discussed generally the Company's strategic alternatives. However, it was the consensus of the Board that until the DOJ Lawsuit was finally settled, the Company should not be involved in substantive discussions concerning any proposal for an acquisition of the Company.

     On February 27, 1997, Company representatives met with Messrs. Bullock and Shirley and other members of AMR management at AMR's invitation to discuss possible synergies between the companies. At such meeting, Mr. Bullock proposed a possible transaction in which AMR would sell its emergency management services division to the Company and Laidlaw would underwrite a rights offering for refinancing indebtedness incurred for such purpose, as a result of which Laidlaw would acquire a significant equity interest in the Company. Dr. Riggs discussed this preliminary proposal with members of the Board and with DLJ. On March 3, 1997, he responded to Mr. Bullock that after review, the Company was not interested in pursuing such a transaction, and Dr. Riggs advised Mr. Bullock that he would keep him apprised as to the Company's progress in effecting its settlement of the DOJ Lawsuit.

     At a meeting held on March 14, 1997, the Board discussed generally the approaches it had received from Laidlaw, Party A and Party B. At such meeting, DLJ made a presentation to the Board concerning companies that might likely be in a position to acquire the Company. DLJ provided the Board with information concerning the amounts that such companies might be able to pay for the Company, the type of consideration that might be available and the comparison of potential transactions with prior transactions in the healthcare industry. It was the consensus of the Board at the time that substantive discussions with respect to a business combination would not be in the best interest of the Company until such time as the DOJ Lawsuit had been finally settled. The Board therefore instructed Company management and DLJ to advise Laidlaw and any other companies expressing an interest in the Company that the Company was not prepared to pursue substantive discussions until such time as the DOJ Lawsuit had been finally resolved. Subsequent to such meeting, DLJ contacted the financial advisors for Laidlaw and advised them of the Company's position.

     On May 6, 1997, the Company signed an agreement with the Department of Justice settling the DOJ Lawsuit. However, such agreement was contingent upon reaching settlement agreements with the 14 states that were also party to the DOJ Lawsuit. The Company continued to negotiate with such states at such time.

     At a meeting held on May 15, 1997, DLJ made a presentation to the Board, discussing the acquisition activity in the public market and possible responses the Board might consider should a proposal be made to acquire the Company. Possible securities offerings and financings were also discussed. At such time, the Board noted the signing of a settlement agreement with the Department of Justice regarding the DOJ Lawsuit and the Company's progress in completing negotiations and documentation with the 14 states also involved. It was the consensus of the Board that the Company was now in a position to entertain substantive proposals with respect to an acquisition of the Company.

     Following the May 15 Board meeting, DLJ was instructed to advise the inquiring companies that the Company was now in a position to pursue substantive discussions with respect to their interest in the Company. In addition, DLJ was instructed to solicit indications of interest from these companies and other companies which it had identified that might have an interest or ability to enter into a business combination with the Company.

     During the week of May 19, 1997, DLJ made inquiries to eleven companies, including Laidlaw, Party A and Party B, to solicit indications of interest in acquiring the Company. As a result of these inquiries, four companies, Laidlaw, Party A, Party B and a company which had not previously been in contact with the

Company, made arrangements to visit the Company in Dallas for management presentations concerning the Company and to review data that had been assembled by the Company. Such companies also entered into confidentiality agreements with the Company.

     On May 21, 1997, Dr. Riggs and Mr. Miller met with the chief financial officer of AMR and a representative of Laidlaw's financial advisor. At such meeting, the Laidlaw representatives explained its concepts underlying its expansion in the area of emergency medical care. They also discussed how the Company might be run if an acquisition by Laidlaw were consummated. At such meeting, however, no proposal for an acquisition was made.

     The four parties that had made arrangements to visit the Company conducted such visits over the period June 2 through June 9, 1997, conducting initial diligence at that time. During the course of those meetings, these companies discussed individually with the Company the cost benefits, synergies and other advantages of a business combination with the Company. However, no substantive proposals for an acquisition were made.

     After the visit by Party B, an executive officer of Party B called Dr. Riggs to indicate Party B's interest in pursuing an acquisition with the Company and to express his interest in continuing to retain Dr. Riggs and Mr. Miller subsequent to an acquisition for the Company's operations.

     On June 13, 1997, DLJ received non-binding indications of interest from three of the four potential acquirers that had visited the Company: Laidlaw, Party A and Party B. The fourth company that visited the Company and reviewed data assembled by the Company declined to submit an indication of interest.

     The indication of interest from Laidlaw proposed an acquisition of the Company for $34.00 per Share in cash, with a unilateral option for Laidlaw to use its then existing Class B shares to pay up to $14.00 per Share of the consideration. The Laidlaw indication of interest did not include a financing contingency.

     The indication of interest from Party A proposed an acquisition of the Company at a price of $35.00 per Share, structured as a merger in which common stock of Party A would be exchanged for the Shares of the Company in a tax-free reorganization and as a pooling of interests for accounting purposes. The indication of interest did not include price protection with respect to the proposed merger consideration.

     The indication of interest from Party B proposed a merger in which the Company stockholders would receive shares of Party B in a transaction structured as a tax free reorganization and a pooling of interests for accounting purposes. The indication of interest stated a price of $38.00 per Share with protection of such value by guaranteeing a floor value of $33.529 per Share but a ceiling value of $41.304 per Share based on the price of the Party B stock immediately prior to the closing date of the merger. The indication of interest included among the conditions to the merger that it be approved by the stockholders of Party B.

     On June 17, 1997, the Board of Directors met with DLJ to review preliminarily the indications of interest received by the Company. DLJ discussed the companies that submitted indications of interest, the consideration proposed to be received and various factors affecting the value, timing and completion of the proposed transactions. At the meeting, the Board expressed a preference for a transaction involving only cash consideration that would provide certain value to the stockholders without the attendant delays and uncertainties involved in a transaction involving stock. DLJ was thus instructed to contact Laidlaw to determine whether it could provide a higher all cash bid, which would eliminate the option for the delivery of Laidlaw stock. The Board agreed to reconvene in two days' time to discuss the proposals further and the results of the additional conversations with Laidlaw.

     On June 17 and 18, 1997, DLJ was advised by Laidlaw's investment bankers that any higher offer, or an all cash offer, would require that Laidlaw be satisfied of management's commitment to continuing in the Company's business.

     On June 19, 1997, Messrs. Bullock and Shirley met with Dr. Riggs and Mr. Miller in Dallas to discuss the Laidlaw business combination proposal and their continued involvement with the Company. At such meeting, Mr. Bullock indicated that Laidlaw was prepared to increase the offer price to $37.50 per Share all cash. However, Mr. Bullock also advised that because of the pendency of a capital reorganization of Laidlaw scheduled for mid-July 1997, Laidlaw would not be in a position to commit to any transaction until after the recapitalization.

     A meeting of the Board of Directors of the Company was convened immediately after the meeting with Messrs. Bullock and Shirley, at which the Board was advised of those discussions and the willingness of Laidlaw to increase its proposal but also of the timing considerations that might affect the proposal. It was the consensus of the Board that the timing of the transaction was important, and the Board suggested that Company management seek an increase in Laidlaw's purchase price and a satisfactory resolution of the timing issues.

     After such meeting, Dr. Riggs and representatives of DLJ met with Messrs. Bullock and Shirley. During such discussions, Mr. Bullock advised that he was prepared to increase his bid to $38.00 per Share but that he would need to consult with his board to determine whether the remaining work to be done in connection with the transaction could be completed and a purchase agreement negotiated with a target date in early July 1997.

     After such discussions, the Board of Directors reconvened and Dr. Riggs and DLJ provided their assessments of the implications of the developments up to that time. It was the Board's view that the Laidlaw transaction likely presented the most value then proposed for the Company and that it was prepared to proceed to pursue a combination with Laidlaw provided Laidlaw could satisfy the Company's timing concerns. DLJ thereafter relayed to the other bidders that an all cash offer had been made which the Board was pursuing, but that the Board would also consider other all cash offers or substantially improved stock offers.

     After the Board meeting, on June 19, 1997, Dr. Riggs called Messrs. Bullock and Shirley and advised them that the Board was prepared to pursue a $38.00 offer if the Board's concerns regarding timing were satisfactorily addressed. On the same day, representatives of DLJ contacted the financial advisors for Party A and Party B and communicated to them the Board's position.

     On June 23, 1997, DLJ received a revised non-binding preliminary indication of interest from Party B in which it raised its bid to $43.00 per Share in Party B stock, with price protection guaranteeing a floor value of $40.611 per Share and a maximum value of $44.955 per Share. Later on June 23, 1997, Dr. Riggs telephoned an executive officer of Party B and thanked him for increasing its bid. The Company was then invited to perform diligence on Party B at the earliest possible date.

     On June 24, 1997, Mr. Bullock called Dr. Riggs to inform him that Laidlaw would be unable to meet the Company's timing requirements. Mr. Bullock did advise, however, that he would be prepared to pursue the transaction soon after the effectiveness of Laidlaw's capital reorganization. He advised Dr. Riggs that in his opinion the Laidlaw proposal continued to present, notwithstanding the delay, the transaction of choice for the Company. Dr. Riggs responded that the Company would be unhappy with the timing considerations and that, in the meantime, another bidder had raised its bid. That same day, representatives of DLJ and the investment bankers for Laidlaw had similar conversations. In a subsequent conversation that day, Mr. Bullock continued to support the Laidlaw cash proposal as superior to a stock transaction. Dr. Riggs advised Mr. Bullock that the Board would be meeting on June 26, 1997 to discuss the situation. On June 26, 1997, (prior to the Board meeting) Dr. Riggs and Messrs. Bullock and Shirley again discussed the Laidlaw position.

     Also during this time, DLJ was advised by the investment advisors for Party A that Party A was not interested in increasing its bid.

     On June 26, 1997, a meeting of the Board of Directors was held at which Dr. Riggs and DLJ reported to the Board the status of the acquisition proposals. At the meeting, the Board was advised that Party A believed it could not be competitive and had declined to increase its bid. DLJ noted for the Board that the then current high bidder, Party B, required significant synergies from a combination in order to make it non-dilutive to earnings. It continued to be the Board's view that cash consideration presented significant advantages and that the higher nominal price offered by Party B would involve investment considerations concerning the bidder's business, potential changes in its stock price and other factors affecting its ultimate value. Concern was also expressed that significant delay would be entailed in a stock transaction, including the risk that Party B's stockholders would not approve the transaction in certain circumstances. It was the consensus of the Board that discussions with both Laidlaw and Party B should be continued.

     After the meeting, Dr. Riggs telephoned Messrs. Bullock and Shirley to report the results of the meeting. He advised them that the Company would continue discussions with them and others and would appreciate a strong effort on the part of Laidlaw to move a possible transaction forward. Dr. Riggs also telephoned Party B management and advised them that the Company had talked with several bidders and would like to have more information concerning Party B. He proposed a visit and preliminary due diligence session with Party B as soon as practicable.

     On June 30, 1997, Dr. Riggs and Mr. Miller met with Mr. Shirley to discuss possible employment contracts. On July 1, 1997, they met with AMR representatives to discuss cost savings and other synergies.

     On July 9, 1997, Dr. Riggs, Mr. Miller and representatives of DLJ visited the offices of Party B to conduct preliminary due diligence and discuss the synergies available in a combination. On July 14 and 15, 1997, Party B visited Company offices in Philadelphia and Dallas to finalize its due diligence and review operating synergies. During the course of such meetings, Company management was advised by Party B representatives that in their view the estimated synergies would likely be insufficient to support their current proposal. Over the next several days indications were received from Party B's financial advisor that Party B intended to lower its bid. On July 18, 1997, Party B's financial advisor advised DLJ that Party B had decided against then submitting a revised bid and was withdrawing from the bidding, but indicated a willingness to return to the bidding process at approximately $35.00 per Share in stock pending an increase in its stock price or the disappearance of higher bids.

     On July 15, 1997, Dr. Riggs had a telephone conversation with Mr. Shirley to negotiate terms of a possible employment arrangement. On July 18, 1997, Mr. Miller discussed employment issues and possible reporting relationships with Mr. Shirley.

     On July 16, 1997, a meeting of the Company's Board was held at which DLJ advised the directors as to the status of the discussions with the bidders. At such time, the Board was advised that Laidlaw had completed its due diligence and provided comments on a draft agreement and plan of merger previously submitted to it by the Company. The Board was also advised of the status of the Party B position. The Board was further advised that all 14 states involved in the DOJ Lawsuit had executed settlement agreements and that the Company was in the process of making its initial payment under the settlement.

     On July 22, 1997, Party A's financial advisor called DLJ to inquire whether Party A would have an opportunity to return to the bidding process. Party A was encouraged to increase its bid and to conduct any required due diligence as soon as possible. Later that day, Mr. Miller discussed with Party A management Party A's renewed interest in a business combination, and Mr. Miller encouraged Party A management to act quickly. Also on that day, Party A's financial advisor indicated to DLJ that Party A preliminarily was considering a bid at $40.00 per Share in stock, pending further due diligence.

     On July 23, 1997, Party A visited the Company to conduct additional diligence. At such meeting, cost savings, the roles of management, employment contracts and the operation of the post-merger companies were discussed. However, no proposal was submitted at such time. The due diligence process and discussions continued through July 24, 1997, and the Company submitted a draft agreement and plan of merger to Party A. On July 24, 1997, Mr. Miller talked with Party A management and was advised of Party A's continued interest in the Company.

     On July 23, 1997, Mr. Bullock contacted Mr. Miller to report Laidlaw's successful capital reorganization. Mr. Bullock advised, however, that he had concerns that the Company's stock price exceeded the amount of the Laidlaw bid and that he would have difficulty in recommending to his board such a price. At such time, Mr. Miller informed Mr. Bullock that another bidder had resurfaced and that the Company wanted to conclude the proposal process by July 28, 1997.

     On July 25, 1997, Dr. Riggs was telephoned by Party A management to discuss the terms of his employment if a combination were effected.

     On July 25, 1997, Dr. Riggs and Mr. Miller flew to Canada to meet with Mr. Bullock. During their meeting, Mr. Bullock proposed that all of the Company stockholders be offered, at their election, either $38.00 per Share in cash or a combination of $23.00 per Share in cash plus one Laidlaw share, but that Dr. Riggs and Mr. Miller would be required to elect the cash and stock combination. Mr. Bullock proposed a financial arrangement designed to ease the tax burden of such consideration to Dr. Riggs and Mr. Miller, which involved restrictions on the transferability of the shares obtained by them for up to a three-year period. At such time, other terms of employment were discussed.

     On July 25, 1997, Company management was advised by Party A management that it was interested in pursuing a transaction; however, because of a pending, unrelated financing, Party A would not be in a position to conclude a transaction for at least two or three weeks.

     Later on the evening of July 25, 1997, Dr. Riggs, Mr. Miller, an independent director of the Company and DLJ discussed the latest positions of Laidlaw and Party A and the Company's alternatives.

     On July 26, 1997, Dr. Riggs spoke with Party A management and encouraged them to conclude an agreement at an earlier date than proposed. Later that day, Dr. Riggs and Mr. Miller discussed possible employment arrangements with Party A management. Still later, Dr. Riggs and Mr. Miller telephoned Party A management to reaffirm the need to make a firm proposal as to price and resolve the Company's timing concerns.

     On July 27, 1997, Party A submitted a revised indication of interest providing for two possible prices to effect a stock merger structured as a tax reorganization and pooling of interests for accounting purposes. In the proposal, Party A advised it would be willing to pay $37.00 per Share in stock if a transaction were concluded as soon as practicable, but that if the Company would be willing to negotiate an agreement at a later date, to be determined by Party A, it would be willing to pay $39.50 per Share in stock. The proposal contained no price protection with respect to merger consideration under either scenario. Subsequently that day, Dr. Riggs called Party A management to advise that the Company had received a cash proposal and would require a price equal to its cash price, supported by price protection, for a near-term transaction.

     In the morning of July 28, 1997, Dr. Riggs and Mr. Miller telephoned Mr. Bullock and made a counter proposal for a transaction. They proposed that Laidlaw return to an all-cash proposal for all Company stockholders at $38.00 per Share, but that Dr. Riggs and Mr. Miller would be required to reinvest 20% of their after-tax proceeds in Laidlaw stock and agree to a restriction on the resale of those shares for up to three years. Mr. Bullock was also asked to consider provision of bonus incentives for such executives.

     Also in the morning of July 28, 1997, DLJ was advised by the financial advisors of Party A that its bid would not be changed and that no price protection for the stock consideration to be received would be added. Later that morning, Mr. Bullock called Dr. Riggs to make a counter proposal regarding the proposed reinvestment by Dr. Riggs and Mr. Miller. Mr. Bullock, Dr. Riggs and Mr. Miller settled upon reinvestments for Dr. Riggs and Mr. Miller of $7,000,000 and $3,000,000, respectively. Potential bonus incentive payments over a five-year period tied to earnings targets and a change of control payment for these executives were also discussed.

     Immediately prior to the Board meeting on such date, an executive officer of Party A called Dr. Riggs to encourage him to accept the higher of the two bids by Party A with the longer, uncertain time frame.

     On July 28, 1997, the Company's Board met to consider the Laidlaw and Party A proposals. The Company's chief financial officer advised the Board concerning the Company's preliminary results of operations for the six months ended June 30, 1997, and the Company's balance sheet as of such date. The chief financial officer also advised the Board concerning the acquisition transactions already completed by the Company during 1997 and those under consideration by the Company.

     DLJ then reported to the Board concerning the bidding. DLJ reviewed with the Board its written report concerning a number of factors affecting the Board's decision, including the performance of the Company's stock, the Company's historical and projected financial and operating data, its capitalization, information concerning the bidders and other matters. It then reviewed its analysis methodologies regarding the transactions under consideration. It compared the proposed transactions against other merger and acquisition transactions in the physician practice management industry, premiums paid in selected merger and acquisition transactions and comparisons of Company data against data of selected publicly held physician practice management companies. It also reviewed a discounted cash flow analysis with respect to the Company. DLJ also reviewed the cash transaction proposed by Laidlaw relative to the historical price of the Company's stock.

     With respect to the Laidlaw proposal, Dr. Riggs then summarized for the meeting the proposed reinvestment of a portion of the proceeds to be received by him and Mr. Miller in Laidlaw stock, as well as the employment arrangements that have been negotiated with Laidlaw management for Dr. Riggs and Mr. Miller.

     It was the consensus of the Board that the Laidlaw transaction presented the highest value for Company stockholders, noting the cash price offered by Laidlaw was in excess of the stock price offered by Party A to execute a definitive agreement in a time frame comparable to the Laidlaw proposal, and that there was insufficient additional value and a greater deal of risk in the alternative offer of stock consideration from Party A to warrant waiting for an indefinite time. The directors also expressed concern that the proposed delay could lengthen and that additional negotiations would be required.

     At the meeting, a form of Merger Agreement was then presented to the Board for its review and consideration. The Board considered the terms of the Agreement, including the terms of a proposed termination fee equal to 2% of the merger consideration, payable to Laidlaw under certain conditions. The Board was also advised of the requirement of Laidlaw that Dr. Riggs and Mr. Miller enter into an agreement to tender their Shares in the Offer and vote their Shares in favor of the Merger in any meeting called for such purpose. After completion of the Board's discussion, DLJ orally presented its opinion that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger, taken together, was fair to the Company stockholders, from a financial point of view. The Board then unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, determined that the Merger and the Offer are fair to and in the best interests of the Company stockholders and adopted a resolution recommending approval and adoption of the Merger Agreement by the Company stockholders and that the Company stockholders accept the Offer and tender their shares pursuant to the Offer. The Board authorized management of the Company to finalize the specific wording of the Merger Agreement to reflect the terms presented to and approved by the Board and to execute and deliver the Merger Agreement on behalf of the Company.

     On July 29, 1997, the Merger Agreement was executed and delivered by the Company, Laidlaw and the Purchaser. On July 30, 1997, the parties publicly announced that they had entered into the Merger Agreement.

     In deciding to accept Laidlaw's proposal, approve the Merger Agreement and recommend acceptance of the Offer and approval of the Merger Agreement to the stockholders, the Board considered a number of factors, including, without limitation, the following:

          (i) The price provided by the Laidlaw proposal was the highest then available, and the price proposed by Party A for a stock transaction to be negotiated after a period of unknown duration was not subject to price protection provisions and was subject to other uncertainties.

          (ii) The desirability of cash consideration because of the investment considerations affecting a stock transaction.

          (iii) Laidlaw's ability to effect a cash transaction without any financing contingency.

          (iv) The desire to close a transaction quickly to limit the disruption in the Company's operations and its personnel resulting from the acquisition process and uncertainty as to the outcome of the process. Due to regulatory approval requirements involving registration of the issuance of stock in connection with an acquisition, Laidlaw's all cash tender offer/merger presented a faster time schedule to closing than a merger transaction involving stock as proposed by Party A.

          (v) The presentations of DLJ at the July 28, 1997 meeting of the Board and the oral opinion of DLJ delivered to the Board at such meeting (which opinion was subsequently confirmed by delivery of a written opinion) to the effect that the cash consideration of $38.00 per Share to be received by holders of

     Shares in the Offer and the Merger was fair to the stockholders of the Company, from a financial point of view. A copy of the opinion of DLJ is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF DLJ CAREFULLY AND IN ITS ENTIRETY.

          (vi) The circumstances giving rise to the Offer and the Merger Agreement, the Company's financial performance and projections, various factors affecting the Company's strategic plans, the Company's position in its industry and industry conditions generally, the historical price range of the Shares and the price-earnings multiples represented by the Offer as compared to historical ratios, the premium presented by the price to be paid in the Offer for the Shares over the historical price range of the Shares, and prices paid in recent acquisitions of similar companies.

     The Board did not assign relative weights to the above factors. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it during the process followed by the Board.

            ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has engaged DLJ as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of DLJ's engagement, the Company agreed to pay DLJ for its services (A) a fee of $600,000 at the time DLJ notified the Board that DLJ was prepared to deliver an opinion to the Board as to the fairness, from a financial point of view, of the consideration to be received by the Company or its stockholders in any proposed transaction and (B) cash compensation in an amount equal to 1.0% of the aggregate amount of consideration received by the Company or its stockholders (treating any shares issuable upon exercise of options, warrants or other rights of conversion as outstanding), plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the transaction, less the amount paid by the Company pursuant to clause (A). The Company also has agreed to reimburse DLJ for out-of-pocket expenses, including reasonable fees and expenses of counsel, incurred in connection with its engagement and to indemnify DLJ and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of DLJ's engagement. In the ordinary course of business, DLJ and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders concerning the Offer.

       ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director or affiliate of the Company other than as follows:

          (i) On July 25, 1997, Dr. Riggs and his wife transferred 260,000 Shares to a charitable remainder trust in which Dr. Riggs and his wife retain a life interest and on July 15, 1997 donated 12,900 shares to an educational institution;

          (ii) The former Executive Vice President of the Company exercised options to purchase 28,500 Shares on July 15, 1997.

     (b) To the best knowledge of the Company, all of the executive officers, directors, affiliates and subsidiaries currently intend to tender Shares to the Purchaser pursuant to the Offer. For information concerning the commitment of Dr. Riggs and Mr. Miller to tender their Shares, see Item 3(b) hereof. The foregoing (except as to Dr. Riggs and Mr. Miller as described in Item 3(b)) does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to instructions from a third party, as to which Shares, to the Company's knowledge, no determination has been made.

      ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3 or 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

                 ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

ANTITRUST.

     Under the HSR Act, and the rules and regulations promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements. Pursuant to the requirements of the HSR Act, Parent and the Company intend to file the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC shortly. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, fifteen days after the filing of the Forms by Parent. However, prior to such date, the Antitrust Division of the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition.

SECTION 203 OF THE DGCL.

     Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding stock of such corporation (an "Interested Stockholder"). Section 203 provides, among other things, that the corporation shall not engage in any business combination with any Interested Stockholder for a period of three years following the time that such stockholder first becomes an Interested Stockholder unless, prior to such time the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder. The Company's Board of Directors approved the Merger Agreement and the transactions contemplated thereby at its meeting on July 28, 1997, and therefore Section 203 of the DGCL is not applicable to such transactions.

INFORMATION STATEMENT.

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

                    ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Exhibit 99.1 Agreement and Plan of Merger, dated as of July 29, 1997, among the Parent, the Purchaser and the Company.

  Exhibit 99.2 Press release jointly issued by the Company and Parent, dated July 30, 1997.

  Exhibit 99.3  The Company's Proxy Statement, dated April 4, 1997.

  Exhibit 99.4  Form of Employment Agreement between EmCare Holdings Inc.
                and Leonard M. Riggs, Jr., M.D.

  Exhibit 99.5  Form of Employment Agreement between EmCare Holdings Inc.
                and William F. Miller, III.

  Exhibit 99.6  Agreement, dated July 29, 1997, among Laidlaw Inc., EHI
                Acquisition Corp., Leonard M. Riggs, Jr., M.D., and William
                F. Miller, III.

  Exhibit 99.7  Stock Purchase Agreement, dated July 29, 1997, between
                Laidlaw Inc., Leonard M. Riggs, Jr., M.D., and William F.
                Miller, III.

  Exhibit 99.8 Confidentiality Agreement, dated May 21, 1997, by and between American Medical Response, Inc. and the Company.

 *Exhibit 99.9  Letter to stockholders of the Company, dated August 5, 1997.

 *Exhibit 99.10 Opinion of Donaldson, Lufkin & Jenrette Securities
                Corporation, dated July 28, 1997 (included as Annex II to this Statement).

---------------

* Included in copies of this Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            EMCARE HOLDINGS INC.

                                            By: /s/ ROBERT F. ANDERSON, II

                                              ----------------------------------
                                              Name: Robert F. Anderson, II
                                              Title:  Chief Financial Officer
                                                      and Senior Vice President
                                                Dated:  August 5, 1997

                                                                         ANNEX I

                              EMCARE HOLDINGS INC.
                                1717 MAIN STREET
                                   SUITE 5200
                              DALLAS, TEXAS 75201

                         Information Statement Pursuant
                       To Section 14(f) Of The Securities
                 Exchange Act Of 1934 And Rule 14f-1 Thereunder

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.

     This Information Statement, which is being mailed on or about August 5, 1997 to the holders of shares of the common stock, par value $.01 per share (the "Common Stock") of EmCare Holdings Inc., a Delaware corporation (the "Company"), is being furnished in connection with the designation by EHI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Laidlaw Inc., a Canadian corporation (the "Parent"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of July 29, 1997 (the "Merger Agreement") among the Company, the Parent and the Purchaser.

     Pursuant to the Merger Agreement, among other things, the Purchaser commenced a cash tender offer on August 5, 1997 to purchase all of the issued and outstanding shares (the "Shares") of Company Stock at a price of $38.00 per Share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated August 5, 1997 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight on Wednesday, September 3, 1997, unless extended. The Offer is subject to, among other things, the condition that a number of Shares representing not less than fifty-one percent of the Company's outstanding voting power on a fully diluted basis being validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of the Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by the Parent, the Purchaser, or any indirect or direct wholly owned subsidiary of the Parent or the Company, all of which will be canceled and Dissenting Shares) will be converted into the right to receive cash in an amount of $38.00.

     Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment of the Merger Agreement or any amendment to the Restated Certificate of Incorporation or Bylaws of the Company inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights thereunder will require the concurrence of a majority of the directors of the Company (or the concurrence of the director, if there is only one) then in office who are not designees of Purchaser or employees of the Company.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company

(the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 7 of the Offer to Purchase.

     No action is required by the stockholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders. The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive office of the Parent is located at 3221 North Service Road, Burlington, Ontario L7R 3Y8 and the principal executive office of the Purchaser is located at 669 Airport Freeway, Suite 400, Hurst, Texas 76053.

GENERAL

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. As of July 31, 1997, there were 8,279,046 shares of Common Stock outstanding. The Board of Directors of the Company currently consists of 6 members. The Board is divided into three classes, with each class elected to serve a three year term. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company that equals the product of (i) the total number of directors on the Board and (ii) the percentage that the number of Shares owned by the Purchaser and its affiliates (including Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares, provided that at all times there shall be at least two directors who are not designees of Purchaser and the number of directors shall not be more than 10 nor less than six. The Company has agreed, upon request of the Purchaser, promptly either to increase the size of the Board, to the extent permitted by the Company's Certificate of Incorporation and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser's designees to be elected to the Board and to cause the Purchaser's designees to be so elected. The Merger Agreement also provides that following the election or appointment of Purchaser's designees to the Company's Board of Directors any amendment of the Merger Agreement or any amendment to the Certificate of Incorporation or Bylaws of the Company inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations or other acts of Laidlaw or Purchaser or any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the directors of the Company (or the concurrence of the director, if there is only one remaining) then in office who are not designees of the Purchaser or employees of the Company. The Merger Agreement also provides that, promptly upon request by Purchaser, the Company will use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as the number of Purchaser's designees to the Board bears to the total number of directors on the Board on (i) each committee of the Board, (ii) each board of directors or similar governing body or bodies of each subsidiary of the Company designated by Purchaser and (iii) each committee of each such board or body.

     Purchaser has informed the company that each of the Purchaser Designees listed below has consented to act as a director. It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than September 3, 1997, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

     Biographical information concerning each of the Purchaser Designees, directors and executive officers is presented on the following pages.

PURCHASER DESIGNEES

     James R. Bullock, who is 53 years old, has been a director of Parent since 1991 and President and Chief Executive Officer since October 1993. For more than two years prior thereto, he was President and Chief Executive Officer of Cadillac Fairview Corporation Limited, a property development company.

     Ivan R. Cairns, who is 51 years old, has been Senior Vice President and General Counsel of Parent since October 1990 and, prior thereto, was Vice-President and General Counsel and Secretary of Parent since November 1981.

     John R. Grainger, who is 48 years old, has been President of Laidlaw Transit, the Parent's passenger services group, since May 1992. From February 1990 to that date, he was a Senior Vice-President of Laidlaw Transit.

     Leslie W. Haworth, who is 54 years old, has been Senior Vice-President and Chief Financial Officer of Laidlaw since October 1990 and, prior thereto, was Vice-President, Finance and Chief Financial Officer since March 1978.

CURRENT DIRECTORS OF THE COMPANY

     The names of the current directors of the Company, their ages as of July 31, 1997, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

                                              DIRECTOR   YEAR TERM      POSITIONS WITH COMPANY
                NAME                    AGE    CLASS      EXPIRES      AND COMMITTEE MEMBERSHIP
                ----                    ---   --------   ---------     ------------------------
Terry Hartshorn......................   52        I        1998      Director; Compensation
                                                                       Committee
James T. Kelly.......................   50        I        1998      Director; Audit Committee
William F. Miller, III...............   48       II        1999      Director; President and
                                                                     Chief Operating Officer
Andrew M. Paul.......................   41       II        1999      Director; Audit and
                                                                       Compensation Committee
Leonard M. Riggs, Jr., M.D...........   54      III        2000      Chairman of the Board and
                                                                       Chief Executive Officer
Richard H. Stowe.....................   53      III        2000      Director; Audit and
                                                                       Compensation Committees;
                                                                       Stock Option Subcommittee

     Dr. Riggs. Leonard M. Riggs, Jr., M.D. has served as Chairman of the Board and Chief Executive Officer of the Company since 1992. From 1974 through 1992, Dr. Riggs served as the President of EmCare, Inc. ("EmCare"), the Company's emergency physician practice management subsidiary. Dr. Riggs began practicing emergency medicine in 1969, and has served twelve years on the Medical Board of the Company's largest hospital client as Chief of Emergency Medicine. Prior to that time, Dr. Riggs served as such hospital's Director of Emergency Medicine. Dr. Riggs is a past president of the American College of Emergency

Physicians. Dr. Riggs is a director of American Oncology Resources, Inc. ("American Oncology"), which operates comprehensive cancer treatment centers, and Prentiss Property Trust, a real estate investment trust.

     Mr. Stowe. Richard H. Stowe has served as a director of the Company since February 1992 when Welsh, Carson, Anderson & Stowe ("Welsh Carson") participated in the recapitalization of EmCare, which resulted in the formation of the Company (the "Recapitalization"). Mr. Stowe has been a general partner of Welsh Carson since 1979 and is a general partner of the partnerships that serve as the general partners of Welsh, Carson, Anderson & Stowe V, L.P. ("WCAS V") and WCAS Capital Partners II, L.P. ("Capital Partners"), the Welsh Carson affiliates that participated in the Recapitalization. Mr. Stowe is a director of Aurora Electronics Inc., a distributor of computer spare parts, Health Management Systems, Inc., a provider of revenue enhancement services for health care providers and payors, and several private companies.

     Mr. Hartshorn. Terry Hartshorn has served as a director of the Company since December 1994. Since 1993, Mr. Hartshorn has been the Chairman of the Board of Pacificare Health Systems ("Pacificare"), a managed care organization. From 1977 to 1993, Mr. Hartshorn served as the President and Chief Executive Officer of Pacificare. From 1993 to February 1997, Mr. Hartshorn also was the Chief Executive Officer and President of UniHealth, a non-profit integrated health system. Mr. Hartshorn is a director of Apria Healthcare, a provider of home health care products and services.

     Mr. Kelly. James T. Kelly has served as a director of the Company since May 1993. Mr. Kelly is the Chairman of the Board of Lincare Holdings Inc. ("Lincare"), a provider of oxygen and other respiratory therapy services in the home. Mr. Kelly served as Chief Executive Officer of Lincare from June 1986 through December 1996. Prior to that time, Mr. Kelly served for 19 years in a number of capacities within the Mining and Metals Division of Union Carbide Corp., departing as Director of Marketing.

     Mr. Miller. William F. Miller, III has served as the President and Chief Operating Officer of the Company since 1992. Mr. Miller also has been a director of the Company since 1992. From 1983 to 1992, Mr. Miller served as the Chief Executive Officer of EmCare. Prior to 1983, Mr. Miller served for nine years in financial and management positions in the health care industry, including positions as chief executive officer and chief financial officer of hospitals and administrator/director of operations of a multi-specialty group practice.

     Mr. Paul. Andrew M. Paul has served as a director of the Company since the Recapitalization in February 1992. Mr. Paul joined Welsh Carson in 1984 and is a general partner of the partnerships that serve as the general partners of WCAS V and Capital Partners. Mr. Paul is a director of American Oncology, Housecall Medical Resources Inc., a provider of home health services, Lincare, Medcath Incorporated, a provider of cardiology and cardiovascular services, National Surgery Centers Inc., an operator of surgical centers, and several private companies.

CURRENT EXECUTIVE OFFICERS OF THE COMPANY

     The names of the current executive officers of the Company, their ages as of July 31, 1997, and certain other information about them are set forth below.

                NAME                   AGE                       POSITION
                ----                   ---                       --------
Leonard M. Riggs, Jr., M.D...........  54    Chairman of the Board, Chief Executive Officer
                                             and Director
William F. Miller, III...............  48    President, Chief Operating Officer, and Director
Robert F. Anderson, II...............  55    Chief Financial Officer, Senior Vice President,
                                             Treasurer and Secretary
S. Kent Fannon.......................  45    Senior Vice President of Corporate Development

     The business experience of Dr. Riggs and Mr. Miller is described above.

     Mr. Anderson. Robert F. Anderson, II, has served as Chief Financial Officer, Senior Vice President, Treasurer, and Secretary of the Company since April 1, 1996. Mr. Anderson also administers the Company's compliance programs. From 1977 to 1996, Mr. Anderson was a partner with Ernst & Young LLP and its predecessor firms. From 1994 to 1995, Mr. Anderson was Director of the Healthcare Industry Group for the North Texas office of Ernst & Young. From 1990 to 1993, Mr. Anderson was Director of the Audit Practice for the Fort Worth office of Ernst & Young. From 1984 to 1989, Mr. Anderson was Managing Partner of the Fort Worth office of Ernst & Whinney. From 1981 to 1983, Mr. Anderson was Director of Entrepreneurial Services for the Dallas office of Ernst & Whinney.

     Mr. Fannon. S. Kent Fannon has served as Senior Vice President of Corporate Development since December 30, 1996. From 1994 to 1996, Mr. Fannon was a partner with Covington Group, L.C., a merchant banking and consulting firm. From 1993 to 1994, Mr. Fannon was Planning, Quality, and Resource Management Officer for EPIC Healthcare Group, Inc., which owned and operated hospitals and other health care related businesses. From 1990 to 1993, Mr. Fannon was a partner with The Elder Group, a management consulting firm. Between 1983 and 1990, Mr. Fannon held senior financial and management positions in the broadcasting and retail industries. Prior to 1983, he served in various capacities with American Airlines, Inc.

BOARD OF DIRECTOR MEETINGS AND COMMITTEES

     Meetings. During the year ended December 31, 1996, the Board of Directors held four regularly scheduled meetings and no special meetings. During the year, each director attended 75% or more of the aggregate number of such meetings and committee meetings of the Board of Directors on which the director served. In addition, during 1996 the Board of Directors acted by unanimous written consent on seven occasions.

     Director compensation. The Company's general policy through 1995 was that the Company did not compensate the directors for their service as directors, although the Company reimbursed them for the expenses that they incurred when serving as directors. On two occasions, however, the Company granted stock options to two different outside directors to compensate them for their service as directors. On May 10, 1993, the Company granted Mr. Kelly options to purchase 7,500 shares of Common Stock at an exercise price of $14.00 per share. In connection with the initial public offering, the Company decreased the exercise price of these options to $11.00 per share, the price per share in the offering. In addition, on January 12, 1995 the Company granted Mr. Hartshorn options to purchase 7,500 shares of Common Stock at an exercise price of $11.00 per share. The options granted to Messrs. Kelly and Hartshorn vest over five years.

     In 1996 the Company implemented a policy of granting options to purchase shares of Common Stock annually to each outside director as compensation for serving as a director. The per share exercise price of these options will be the closing price of a share of Common Stock on the trading day immediately preceding the date of the grant. Under this policy, on August 15, 1996, the Company granted options to purchase 6,000 shares of Common Stock to each outside director at an exercise price of $23.25 per share. One-third of these stock options vested on the date of grant and one-third of these stock options will vest on the first two anniversaries of such date, subject to automatic vesting upon a change in control of the Company. In addition, the Company continues to reimburse the directors for the expenses that they incur when serving as directors.

     Committees. The Board of Directors has an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee"), and a sub-committee of the Compensation Committee (the "Stock Option Subcommittee") that administers the Company's Amended and Restated Stock Option and Restricted Stock Purchase Plan (the "Stock Option Plan"). The Audit Committee reviews the financial and internal controls of the Company, makes recommendations to the Board of Directors concerning the engagement of the Company's independent certified public accountants and reviews their audit plan, reviews related party transactions and potential conflict of interest situations involving the Company, and reviews the Company's compliance programs. The members of the Audit Committee are Messrs. Kelly, Paul, and Stowe. The Audit Committee held three meetings during 1996. The Audit Committee did not act by unanimous written consent during the year.

     The Board of Directors does not have a nominating committee. The entire Board of Directors considers nominees for the position of director. If any Stockholder desires the Board of Directors to consider an individual for nomination as a director at next year's annual meeting, such Stockholder should contact the Company concerning such nomination during the period described below for considering Stockholder proposals for next year's annual meeting.

     Compensation committee interlocks and insider participation. The Compensation Committee consists of Messrs. Hartshorn, Paul, and Stowe. None of them has ever been an employee or officer of the Company or any of its subsidiaries. The Compensation Committee reviews and approves the compensation that the Company pays to its executive officers. The Stock Option Subcommittee consists of members of the Compensation Committee selected by the Board of Directors who satisfy: (i) the non-employee director requirement under Rule 16b-3 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) the outside director requirement under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Currently, Messrs. Paul and Stowe are the members of the Stock Option Subcommittee. During 1996 the Compensation Committee held one meeting and acted by unanimous written consent on one occasion. During 1996 the Stock Option Subcommittee held one meeting and acted by unanimous written consent on one occasion.

EXECUTIVE COMPENSATION

     Summary compensation table. The following table sets forth certain information with respect to compensation paid or accrued by the Company during the years ended December 31, 1996, 1995, and 1994 to the Company's Chief Executive Officer and its other four executive officers at the end of fiscal year 1996. Dr. Cooley resigned as Executive Vice President effective July 15, 1997. The fringe benefits provided to each of these executive officers was less than the lesser of $50,000 or 10% of such executive officer's compensation. The Company therefore excluded such fringe benefits from the following table as permitted under the Commission's rules.

                                                                       LONG-TERM
                                                      ANNUAL         COMPENSATION/
                                                   COMPENSATION       SECURITIES
                                                 -----------------    UNDERLYING      ALL OTHER
                                                 SALARY     BONUS     OPTIONS(1)     COMPENSATION
      NAME AND PRINCIPAL POSITION         YEAR     ($)       ($)          (#)            ($)
      ---------------------------         ----   -------   -------   -------------   ------------
Leonard M. Riggs, Jr., M.D.               1996   297,448   166,031       75,000          9,250(2)
  Chairman of the Board and               1995   278,250   225,000       75,000         16,534(2)
  Chief Executive Officer                 1994   265,585   175,000       37,500         13,268(2)
William F. Miller, III                    1996   284,258   266,031(3)    110,000(3)      9,250(4)
  President and Chief Operating           1995   257,250   225,000       75,000         16,784(4)
  Officer                                 1994   245,000   175,000       37,500         16,667(4)
Robert F. Anderson, II(5)                 1996   147,449    74,714       70,000              0
  Chief Financial Officer, Senior Vice
  President, Treasurer, and Secretary
Steven W. Cooley, M.D.                    1996   229,379    74,714       45,000          9,250(6)
  F.A.C.E.P., Executive Vice President    1995   215,254   100,000       15,000         13,807(6)
  of EmCare                               1994   205,004    65,000       17,500         13,281(6)
S. Kent Fannon(7)                         1996         0         0       50,000              0
  Senior Vice President of Corporate
  Development

---------------

(1) The Company originally granted the stock options shown as granted during 1994 at an exercise price of $14.00 per share in December 1993 and then repriced them to the Company's initial public offering price of $11.00 per share in December 1994, except that the Company originally granted stock options to purchase 12,500 shares of Common Stock to Dr. Cooley in July 1994.

(2) The 1996 other compensation amount for Dr. Riggs consists of $4,750 in matching contributions made under the Company's 401(k) Plan and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Riggs's behalf. The 1995 other compensation amount for Dr. Riggs consists of $4,638 in matching contributions made under the Company's 401(k) Plan, $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Riggs's behalf, $5,278 in health insurance premiums paid on behalf of Dr. Riggs, $957 in life insurance premiums paid on behalf of Dr. Riggs, and $1,161 in disability insurance premiums paid on behalf of Dr. Riggs. The 1994 other compensation amount for Dr. Riggs consists of $3,524 in contributions on behalf of Dr. Riggs to a Money Purchase Pension Plan, $624 in life insurance premiums paid on behalf of Dr. Riggs, $4,620 in matching contributions made under the Company's 401(k) Plan, and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Riggs's behalf.

(3) Mr. Miller's bonus and stock option grants include an incremental bonus of $100,000 and an incremental award of stock options to purchase 35,000 shares of Common Stock because of Mr. Miller's successful implementation of the Company's aggressive acquisition program in 1996. Although the Company actually granted these incremental stock options to Mr. Miller on February 18, 1997, the Company has included them in this table because they related to Mr. Miller's 1996 performance.

(4) The 1996 other compensation amount for Mr. Miller consists of $4,750 in matching contributions made under the Company's 401(k) Plan and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Mr. Miller's behalf. The 1995 other compensation amount for Mr. Miller consists of $4,888 in matching contributions made under the Company's 401(k) Plan, $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Mr. Miller's behalf, $5,278 in health insurance premiums paid on behalf of Mr. Miller, $957 in life insurance premiums paid on behalf of Mr. Miller, and $1,161 in disability insurance premiums paid on behalf of Mr. Miller. The 1994 other compensation amount for Mr. Miller consists of $3,524 in contributions on behalf of Mr. Miller to a Money Purchase Pension Plan, $4,049 in life insurance premiums paid on behalf of Mr. Miller, $4,594 in matching contributions made under the Company's 401(k) Plan, and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Mr. Miller's behalf.

(5) Mr. Anderson became an employee of the Company on April 1, 1996. Accordingly, the table does not contain any information for Mr. Anderson for 1995 and 1994.

(6) The 1996 other compensation amount for Dr. Cooley consists of $4,750 in matching contributions made under the Company's 401(k) Plan and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Cooley's behalf. The 1995 other compensation amount for Dr. Cooley consists of $4,620 in matching contributions made under the Company's 401(k) Plan, $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Cooley's behalf, $2,540 in health insurance premiums paid on behalf of Dr. Cooley, $986 in life insurance premiums paid on behalf of Dr. Cooley, and $1,161 in disability insurance premiums paid on behalf of Dr. Cooley. The 1994 other compensation amount for Dr. Cooley consists of $3,524 in contributions on behalf of Dr. Cooley to a Money Purchase Pension Plan, $645 in life insurance premiums paid on behalf of Dr. Cooley, $4,612 in matching contributions made under the Company's 401(k) Plan, and $4,500 in profit sharing payments that the Company paid into the 401(k) Plan on Dr. Cooley's behalf.

(7) Mr. Fannon became an employee of the Company on December 30, 1996, although he did not receive any salary or bonus with respect to 1996. Accordingly, the table does not contain any information for Mr. Fannon for 1995 or 1994.

     Options granted in the last fiscal year. The following table sets forth certain information regarding the grant of stock options during the year ended December 31, 1996 to each of the Company's executive officers and the grant of stock options to purchase 35,000 shares of Common Stock to Mr. Miller on February 18, 1997 in partial compensation for his successful implementation of the Company's aggressive acquisition program in 1996. Although the Company granted these stock options to Mr. Miller in 1997, the Company has included them in this table because they relate to Mr. Miller's 1996 performance.

                                                   INDIVIDUAL GRANTS
                                 -----------------------------------------------------    POTENTIAL REALIZABLE
                                               PERCENT OF                                   VALUE AT ASSUMED
                                 NUMBER OF    TOTAL OPTIONS                               ANNUAL RATES OF STOCK
                                 SECURITIES    GRANTED TO      EXERCISE                  PRICE APPRECIATION FOR
                                 UNDERLYING     EMPLOYEES        PRICE                         OPTION TERM
                                  OPTIONS       IN FISCAL     (PER SHARE)   EXPIRATION   -----------------------
             NAME                GRANTED(#)      YEAR(#)          ($)          DATE       5% ($)       10% ($)
             ----                ----------   -------------   -----------   ----------   ---------   -----------
Leonard M. Riggs, Jr., M.D.....    75,000         13.31          25.63       03-11-06      918,375     2,600,625
William F. Miller, III.........    75,000         13.31          25.63       03-11-06      918,375     2,600,625
                                   35,000          6.21          24.44       02-18-07      470,138     1,255,188
Robert F. Anderson, II.........    50,000          8.87          26.88       04-01-06      549,750     1,671,250
                                   20,000          3.55          20.25       11-12-06      352,400       801,000
Steven W. Cooley, M.D.,
  F.A.C.E.P....................    45,000          7.99          25.63       03-11-06      551,025     1,560,379
S. Kent Fannon.................    50,000          8.87          23.00       12-30-06      743,500     1,865,000

---------------

(1) The total stock options granted used to compute this percentage includes:
    (a) the stock options granted to the participants under the Stock Option Plan who are physicians under contract with either a subsidiary of the Company or a PA (as defined in the section entitled "Certain Transactions"), and (b) the stock options to purchase 35,000 shares of Common Stock granted to Mr. Miller on February 18, 1997 in partial compensation for his successful implementation of the Company's aggressive acquisition program in 1996.

    Options exercised and held. The following table sets forth information regarding the exercise of stock options during the year ended December 31, 1996 and the number and value of options held as of December 31, 1996 by each of the Company's executive officers.

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                 SHARES                              OPTIONS                IN-THE MONEY OPTIONS
                               ACQUIRED ON      VALUE         AT FISCAL YEAR END(#)         AT FISCAL YEAR END($)
            NAME               EXERCISE(#)   REALIZED($)   (EXERCISABLE/UNEXERCISABLE)   (EXERCISABLE/UNEXERCISABLE)
            ----               -----------   -----------   ---------------------------   ---------------------------
Leonard M. Riggs, Jr.,
  M.D........................         0              0           71,667/125,833                682,466/718,099
William F. Miller, III.......    22,500        285,000           57,500/130,000(1)             600,735/794,430(1)
Robert F. Anderson, II.......         0              0           14,000/ 56,000                 12,000/ 48,000
Steven W. Cooley, M.D.,
  F.A.C.E.P..................     8,500        157,681           12,500/ 55,500                 42,875/241,431
S. Kent Fannon...............         0              0           10,000/ 40,000                  2,500/ 10,000

---------------

(1) These numbers exclude the stock options to purchase 35,000 shares of Common Stock granted to Mr. Miller on February 18, 1997 in partial compensation for his successful implementation of the Company's aggressive acquisition program in 1996.

    Employment and severance agreements. In connection with the Recapitalization in February 1992, Dr. Riggs and Mr. Miller each entered into a five year employment agreement with the Company. Although the five year terms under these agreements have expired, they continue to govern the terms of the Company's employment arrangements with each of Dr. Riggs and Mr. Miller. The parties amended these employment agreements in December 1993 to increase the 1994 base salaries under them. The amendment to Dr. Riggs's employment agreement increased his 1994 base salary to $265,000. The amendment to Mr. Miller's employment agreement increased his 1994 base salary to $245,000. After 1994, the base salaries under both of these employment agreements increase annually by the greater of the increase in the Consumer Price Index during the preceding year or 5%.

     In addition, under their employment agreements, Dr. Riggs and Mr. Miller are each entitled to an annual bonus of not less than $100,000 if the Company achieves certain earnings targets for internal growth and profitability. If the Company fails to achieve these targets, Dr. Riggs and Mr. Miller are entitled to receive pro rata portions of their bonuses if the Company achieves at least 80% of its operating income target.

     Under Dr. Riggs's and Mr. Miller's employment agreements, if the Company terminates such individual without cause or he resigns because of the Company's breach of his employment agreement, during the year immediately after such termination or resignation the Company must pay him a monthly amount equal to the aggregate of his monthly salary and one-twelfth of his estimated bonus. During this period, the Company also must continue to provide such individual and his dependents with the medical, life, and disability insurance coverage in effect at the time of such termination or resignation.

     During the year ended December 31, 1996, the parties amended and restated these employment agreements. Dr. Riggs's and Mr. Miller's amended and restated agreements added a change in control provision that provides that if the Company terminates him or he resigns for good reason during the two years immediately after a change in control of the Company, the Company will pay him a lump sum equal to twice the aggregate of his annual salary and average annual bonus. The Company will increase this amount for any excise tax that Dr. Riggs or Mr. Miller must pay on such payment under the "golden parachute" provisions of the Code. In addition, during the two years immediately after such termination or resignation the Company must continue to provide such individual with the health, dental, life, and disability benefits that the Company previously provided to him. Finally, following such termination or resignation such individual's vested stock options will remain exercisable for at least 30 days.

     Under each amended and restated agreement the Company provides equivalent benefits to Dr. Riggs and Mr. Miller if the Company terminates him without cause or he resigns for good reason within one year after a potential change in control. Any payments to Dr. Riggs or Mr. Miller because of a change in control or potential change in control will be offset by any other severance obligations provided to him under his respective agreement.

     During the year ended December 31, 1996, the Company entered into a severance agreement with Mr. Anderson. This agreement provides that the Company will pay Mr. Anderson severance of $190,000 if within 180 days following a change in control the Company terminates him without cause or he resigns for good reason. In addition, for up to one year after such termination or resignation the Company will continue to provide Mr. Anderson with the disability, health, and life insurance benefits provided to him at the time of such termination or resignation.

COMMON STOCK OWNERSHIP

     Principal stockholders. The following table sets forth the persons and groups who beneficially owned more than 5% of the outstanding shares of Common Stock as of July 31, 1997. The Company compiled this information from its stock records, the Schedules 13D and 13G sent to the Company, and other information available to the Company. Unless otherwise indicated, these persons and groups possess sole voting and investment power with respect to the shares of Common Stock that they beneficially own.

                                                                                     PERCENTAGE OF
                      NAME AND ADDRESS                         NUMBER OF SHARES       OUTSTANDING
                    OF BENEFICIAL OWNER                       BENEFICIALLY OWNED        SHARES
                    -------------------                       ------------------     -------------
William F. Miller, III......................................        448,500(1)           5.35%
  c/o EmCare Holdings Inc.
  1717 Main Street, Suite 5200
  Dallas, Texas 75201
Putnam Investments, Inc.....................................      1,010,000             12.20%
  One Post Office Square
  Boston, Massachusetts 02109
Leonard M. Riggs, Jr., M.D..................................        957,866(2)          11.41%
  c/o EmCare Holdings Inc.
  1717 Main Street, Suite 5200
  Dallas, Texas 75201
Warburg, Pincus Counselors, Inc.............................      1,162,058             14.04%
  466 Lexington Avenue
  New York, New York 10017

---------------

(1) These shares of Common Stock include: (a) 107,500 shares issuable to Mr. Miller upon the exercise of stock options that are vested or will vest within 60 days after July 31, 1997, (b) 10,000 shares owned by The Abby Margaret Miller 1994 Descendants Trust, for which Mr. Miller serves as the trustee, (c) 10,000 shares owned by The Joshua William Miller 1994 Descendants Trust for which Mr. Miller serves as the trustee, (d) 500 shares owned by Abby M. Miller, Mr. Miller's minor daughter, and (e) 500 shares owned by Joshua W. Miller, Mr. Miller's minor son. This amount does not include 180,000 stock options that are not currently exercisable within 60 days of July 31, 1997, the vesting of which options will accelerate upon consummation of the Merger.

(2) These shares of Common Stock include: (a) 114,667 shares issuable to Dr. Riggs upon the exercise of stock options that are vested or will vest within 60 days after July 31, 1997, (b) 94,350 shares owned by the Riggs Family Limited Partnership, a partnership in which Dr. Riggs and trusts established for Dr. Riggs's children are the partners, (c) 166,917 shares owned by a voting trust established for Peggy A. Riggs, Dr. Riggs's wife, for which Dr. Riggs serves as the trustee and (d) 260,000 shares owned by the Riggs 1997 Charitable Remainder Trust for which Dr. Riggs serves as the trustee. This amount does not include 147,833 stock options that are not currently exercisable within 60 days of the July 31, 1997, the vesting of which options will accelerate upon consummation of the Merger.

    Directors and executive officers. The following table sets forth the number of shares of Common Stock beneficially owned as of July 31, 1997 by each director of the Company, each executive officer of the Company, and all directors and executive officers of the Company as a group. The Company obtained this information from its directors and executive officers. Unless otherwise indicated, these individuals possess sole voting and investment power with respect to the shares that they beneficially own.

                    NAME AND ADDRESS OF                        NUMBER OF SHARES      PERCENTAGE OF
                      BENEFICIAL OWNER                        BENEFICIALLY OWNED   OUTSTANDING SHARES
                    -------------------                       ------------------   ------------------
Robert F. Anderson, II......................................         28,000                   *
S. Kent Fannon..............................................         10,000                   *
Terry Hartshorn.............................................          7,000                   *
James T. Kelly..............................................         15,500                   *
William F. Miller, III......................................        448,500               5.35%
Andrew M. Paul..............................................         17,175                   *
Leonard M. Riggs, Jr., M.D..................................        957,866              11.41%
Richard H. Stowe............................................         53,201                   *
All directors and executive officers as a group (8
  individuals)..............................................      1,537,242              17.95%

---------------

 *  Less than 1%.

(1) The shares of Common Stock owned beneficially by the following individuals include stock options that are vested or will vest within 60 days after July 31, 1997 for the number of shares following their name: Mr.
    Anderson -- 28,000 shares, Mr. Fannon -- 10,000 shares, Mr.
    Hartshorn -- 7,000 shares, Mr. Kelly -- 11,500 shares, Mr. Miller -- 107,500 shares, Mr. Paul -- 4,000 shares, Dr. Riggs -- 114,667 shares, and Mr.
    Stowe -- 4,000 shares, and all directors and executive officers as a group -- 286,667 shares. These amounts do not include stock options that are not currently exercisable within 60 days of July 31, 1997, the vesting of which options will accelerate upon consummation of the Merger. The number of such unvested options follow the name of the following individuals: Mr. Anderson -- 62,000 shares, Mr. Miller -- 180,000 shares, Dr.
    Riggs -- 147,833 shares, Mr. Fannon -- 40,000 shares, Mr. Hartshorn -- 6,500 shares, Mr. Kelly -- 2,000 shares, Mr. Paul -- 2,000 shares, Mr.
    Stowe -- 2,000 shares, and all directors and officers as a group -- 442,333 shares.

(2) See the preceding table for a description of the beneficial ownership of the shares of Common Stock by Mr. Miller and Dr. Riggs. In connection with the Recapitalization, the Company granted certain registration rights with respect to the transfer of shares of Common Stock to Mr. Miller, Dr. Riggs, and certain other persons.

CERTAIN TRANSACTIONS

     In certain states the Company's services are provided in conjunction with professional associations and corporations owned by Dr. Riggs or another representative of the Company who is a physician (the "PAs"). Under this arrangement, a PA enters into a management agreement with the hospital and engages physicians to provide the necessary medical practice coverage. The Company then provides the non-medical portion of the service under this arrangement pursuant to a management agreement between a Company subsidiary and the PA. For the fiscal year ended December 31, 1996, the PAs paid approximately $33,211,000 to the Company's subsidiaries under these management agreements, which approximated the excess of the PAs' revenues over their expenses. Dr. Riggs and such other representatives have generally arranged for the transfer of the capital stock of the PAs to other representatives of the Company who are medical doctors if they die or become incapacitated.

     For operational purposes, a subsidiary of the Company has entered into a revolving credit agreement with each PA that permits such PA to borrow up to $1,000,000. These agreements restrict operations of the PAs and prohibit them from making any distributions to Dr. Riggs or the Company's other representatives. As of August 1, 1997, no PA had borrowed any amount under these agreements.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's Reporting Persons to file with the Commission initial reports of Common Stock ownership and reports of changes in such ownership. A

Reporting Person must file a Form 3 -- Initial Statement of Beneficial Ownership of Securities within 10 days after such person becomes a Reporting Person. A Reporting Person must file a Form 4 -- Statement of Changes of Beneficial Ownership of Securities within 10 days after any month in which such person's beneficial ownership of securities changes, except for certain changes exempt from the reporting requirements of Form 4. Such exempt changes include stock options granted under a plan qualifying under Rule 16b-3. A Reporting Person must file a Form 5 -- Annual Statement of Beneficial Ownership of Securities within 45 days after the end of the issuer's fiscal year to report any changes in ownership during such year not reported on a Form 4, including changes exempt from the reporting requirements of Form 4.

     The Commission's rules require the Company's Reporting Persons to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to the Company and written representations that no other reports were required with respect to the year ended December 31, 1996, the Company believes that the Reporting Persons have complied with all applicable Section 16(a) filing requirements for 1996 on a timely basis, except that Mr. Anderson filed his Form 3 when he became an executive officer of the Company and his Form 5 for 1996 late, Andrew G. Buck, the Company's Chief Accounting Officer, filed his Form 5 for 1996 late, Dr. Cooley filed his Form 5 for 1996 late, and Mr. Fannon filed his Form 3 when he became an executive officer of the Company and his Form 5 for 1996 late.

                                                                        ANNEX II

                   [DONALDSON, LUFKIN & JENRETTE LETTERHEAD]

                                 July 28, 1997

Board of Directors
EmCare Holdings Inc.
1717 Main Street
Suite 5200
Dallas, TX 75201

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of EmCare Holdings Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of July 29, 1997 (the "Agreement"), by and between Laidlaw, Inc. ("Laidlaw"), the Company and EHI Acquisition Corp., a wholly owned subsidiary of Laidlaw ("Acquisition Subsidiary"), pursuant to which Acquisition Subsidiary will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, Laidlaw will commence a tender offer (the "Tender Offer") for any and all outstanding shares of the Company's common stock at a price of $38.00 per share. The Tender Offer is to be followed by the Merger in which the shares of all shareholders who did not tender would be converted into the right to receive $38.00 per share in cash.

     In arriving at our opinion, we have reviewed the draft dated July 23, 1997, of the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning December 31, 1997 and ending December 31, 2002, prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares of common stock of the Company into the Tender Offer.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the stockholders of the Company pursuant to the Tender Offer and the Merger is fair to such stockholders from a financial point of view.

                                            Very truly yours,

                                            DONALDSON, LUFKIN &
                                            JENRETTE SECURITIES CORPORATION

                                            By:   /s/ MICHAEL R. NICOLAIS
                                              ----------------------------------
                                                     Michael R. Nicolais
                                                      Managing Director

                                 EXHIBIT INDEX

Exhibit 99.1 Agreement and Plan of Merger, dated as of July 29, 1997, among the Parent, the Purchaser and the Company.

Exhibit 99.2 Press release jointly issued by the Company and Parent, dated July 30, 1997.

Exhibit 99.3   The Company's Proxy Statement, dated April 4, 1997.

Exhibit 99.4   Form of Employment Agreement between EmCare Holdings Inc.
               and Leonard M. Riggs, Jr., M.D.

Exhibit 99.5   Form of Employment Agreement between EmCare Holdings Inc.
               and William F. Miller, III.

Exhibit 99.6   Agreement, dated July 29, 1997, among Laidlaw Inc., EHI
               Acquisition Corp., Leonard M. Riggs, Jr., M.D., and William
               F. Miller, III.

Exhibit 99.7   Stock Purchase Agreement, dated July 29, 1997, between
               Laidlaw Inc., Leonard M. Riggs, Jr., M.D., and William F.
               Miller, III.

Exhibit 99.8 Confidentiality Agreement, dated May 21, 1997, by and between American Medical Response, Inc. and the Company.

Exhibit 99.9   Letter to stockholders of the Company, dated August 5, 1997.

Exhibit 99.10  Opinion of Donaldson, Lufkin & Jenrette Securities
               Corporation, dated July 28, 1997 (included as Annex II to this Statement).